Exhibit 99.1

China Zenix Auto International Reports Fourth Quarter
and Full Year 2019 Financial Results

ZHANGZHOU, China, June 4, 2020 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or “the Company”), one of the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the fourth quarter and fiscal year of 2019 ended December 31, 2019.

Financial Highlights

Fourth Quarter 2019:

•	Revenue was RMB493.0 million (US$70.8 million);
•	Sales to the Chinese OEM market were RMB216.1 million (US$31.0 million);
•	Domestic aftermarket sales were RMB208.9 million (US$30.0 million);
•	Net loss and total comprehensive loss for the fourth quarter of 2019 was RMB70.3 million (US$10.1 million);
•	In the fourth quarter of 2019, the Company recorded net cash inflows from operating activities of RMB1.5 million (US$0.2 million).

Full Year 2019

•	Revenue was RMB2,493.2 million (US$358.1 million) compared with RMB3,149.6 million in 2018;
•	Aluminum wheel sales accounted for 9.8% of revenue in 2019 compared with 8.9% in 2018;
•
As of December 31, 2019, Zenix Auto had bank balances and cash of RMB906.8 million (US$130.3 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$41.7 million). Short-term bank borrowings were RMB558.0 million (US$80.2 million) at the end of 2019;

•	Total equity attributable to owners of the Company was RMB2,433.8 million (US$349.6 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “For the fourth quarter of 2019 and the 2019 year, our sales reflected the slowdown in the Chinese economy and business environment. China’s GDP growth was 6.0% in the fourth quarter of 2019, the same growth rate as in the third quarter of 2019.  For the full 2019 year, GDP growth was 6.1% which was the slowest annual growth in the last 29 years.”

Exhibit 99.1

“Commercial vehicle sales have been affected by slower economic growth combined with other factors. The central government’s early implementation of the new National VI emission standards, beginning in July of 2019, signaled to dealers to focus on selling their inventory of National V vehicles before the mandatory national implementation in mid-2020. In addition, government’s incentives for the purchase of electric vehicles, including buses, were being phased out in 2019.  For the 2019 year, China’s sale of commercial vehicles declined by 1.1% year-on-year with truck sales volume down by almost 1.0% year-on-year according to data reported from the China Association of Automobile Manufacturers (“CAAM”). In addition, our revenue reflected the trend toward the purchase of less expensive wheels than in the past as budgets tightened in this uncertain climate. We are pleased that our aluminum wheels are a higher contributor at 13.7% of total revenue in the fourth quarter and 9.8% of total revenue for the 2019 year as the operations are running at a high utilization rate. With our diversified portfolio of advanced wheels we are well positioned in our markets to benefit from a recovery in the Chinese commercial vehicle industry.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, "We maintained our strong financial position at the end of 2019, with bank balances and cash of RMB906.8 million (US$130.3 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$41.7 million). We will continue to focus on generating positive cash flows from operations.”

2019 Fourth Quarter Results

Revenue for the fourth quarter ended December 31, 2019 was RMB493.0 million (US$70.8 million) from RMB 695.4 million for the fourth quarter of 2018. The decrease in revenue on a year-over-year basis was mainly due to large OEM customers’ declining vehicle sales and anti-overloading enforcement which induced softer aftermarket demand as well as the revenue mix shifting to lower-price products and ongoing weak international market demand.

Aftermarket sales in China were RMB208.9 million (US$30.0 million) in the fourth quarter of 2019 compared with RMB262.0 million in the fourth quarter of 2018. Total unit sales in the aftermarket decreased by 14.8% year-over-year while average pricing also decreased, but by a lesser degree. The aftermarket wheel segment was negatively affected by the increased number of new vehicles on the road over the past few years, a demand shift to lower-price products and the Chinese government’s heightened anti-overloading enforcement.

Sales to the Chinese OEM market were RMB216.1 million (US$31.0 million) in the fourth quarter of 2019 compared to RMB323.8 million in the same quarter of 2018. Total unit sales in the OEM market decreased by 28.8% year-over-year as a result of weak vehicle sales to the Company’s large OEM customers’, especially in the heavy- and medium-duty categories, during the fourth quarter of 2019.

Exhibit 99.1

International sales were RMB68.0 million (US$9.8 million) in the fourth quarter of 2019 compared to sales of RMB 109.6 million in the fourth quarter of 2018. Total unit sales in the international market decreased by 32.1% year-over-year in the fourth quarter of 2019 as weaker demand in the more price sensitive regions such as Southeast Asia, negatively affected overall sales.

In the fourth quarter of 2019, domestic aftermarket sales, domestic OEM sales and international sales contributed to 42.4%, 43.8% and 13.8% of revenue, respectively.

Sales of tubed steel wheels represented 45.4% of the 2019 fourth quarter revenue compared to 46.3% in the same quarter in 2018. Tubeless steel wheel sales represented 35.7% of fourth quarter revenue, compared to 37.7% in the same quarter of 2018. Tubed and tubeless steel wheel sales remained the main sources of revenue for the Company. However, sales of aluminum wheels continued to increase and accounted for 13.7% of fourth quarter revenue as compared to 10.3% in the same quarter a year ago.

Fourth quarter gross profit was RMB16.0 million (US$2.3 million), compared to RMB 71.0 million in the same quarter in 2018. Gross margin was 3.2%, compared with 10.2% in the fourth quarter of 2018. The decrease in gross margin on a year-over-year basis was mainly driven by significant sales decline across all three end-market segments of the Company along with a demand shift to lower-margin products.

Selling and distribution expenses were RMB37.5 million (US$5.4 million), compared to RMB38.9 million in the fourth quarter of 2018. As a percentage of revenue, selling and distribution costs were 7.6% in the fourth quarter of 2019, compared to 5.6% in the fourth quarter a year ago.

Research and development ("R&D") expenses were RMB14.6 million (US$2.1 million), compared to RMB12.5 million in the fourth quarter of 2018. R&D as a percentage of revenue increased to 3.0% in the fourth quarter of 2019, compared to 1.8% in same quarter of 2018.

Administrative expenses increased to RMB35.1 million (US$5.0 million) from RMB31.5 million in the fourth quarter of 2018. As a percentage of revenue, administrative expenses were 7.1% in the fourth quarter of 2019, compared to 4.5% of revenue in the fourth quarter of 2018.

Net loss and total comprehensive loss for the fourth quarter of 2019 was RMB70.3 million (US$10.1 million), compared to net loss and total comprehensive loss of RMB13.2 million in the same quarter of 2018.

Basic and diluted loss per American Depositary Share (“ADS”) in the fourth quarter of 2019 were RMB 1.36 (US$0.20) compared to basic and diluted loss per ADS of RMB0.26 in the same quarter of 2018.

In the fourth quarter of 2019, the Company recorded net cash inflows from operating activities of RMB1.5 million (US$0.2 million). Capital expenditures for the purchase of

Exhibit 99.1

property, plant and equipment were RMB8.1 million (US$1.2 million) and deposits paid for the acquisition of property, plant and equipment were RMB62.8 million (US$9.0 million) in the fourth quarter of 2019.

During the fourth quarter of 2019 and 2018, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2019 Full Year Results

Revenue for the year ended December 31, 2019 were RMB2,493.2 million (US$358.1 million) compared with RMB3,149.6 million in 2018.

Aftermarket sales were RMB903.5 million (US$129.8 million) in 2019 and represented 36.3% of total revenue. Sales to the Chinese OEM market were RMB1,302.3 million (US$187.1 million) and represented 52.2% of total revenue. International sales were RMB287.4 million (US$ 41.3 million) and represented 11.5% of total revenue.

Tubed steel wheel sales in 2019 accounted for 45.1% of revenue compared with 46.1% in 2018. Tubeless steel wheel sales accounted for 40.8% of revenue compared with 41.1% in 2018. With the increase in market acceptance, aluminum wheel sales accounted for 9.8% of revenue of 2019 compared with 8.9% in 2018.

Gross profit for fiscal year 2019 was RMB227.8 million (US$32.7 million), compared with RMB369.8 million in 2018. Gross margin was 9.1% in 2019 as compared to 11.7% in 2018.

Net loss and total comprehensive loss for full year 2019 was RMB104.9 million (US$15.1 million), compared with net loss and total comprehensive loss of RMB8.0 million in 2018. Basic and diluted loss per ADS for the full year ended December 31, 2019 were RMB2.03 (US$0.29) as compared to basic and diluted loss per ADS of RMB0.15 in 2018.

As of December 31, 2019, Zenix Auto had bank balances and cash of RMB906.8 million (US$130.3 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$41.7 million). Short-term bank borrowings were RMB558 million (US$80.2 million) at the end of 2019. Total equity attributable to owners of the Company was RMB2,433.8 million (US$349.6 million).

For the year ended December 31, 2019, the Company recorded cash inflows from operating activities of RMB62.9 million (US$9.0 million). Capital expenditures for the purchase of property, plant and equipment were RMB15.2 million (US$2.2 million) and deposits paid for the acquisition of property, plant and equipment were RMB 153.6 million (US$22.1 million) in the 2019 year.

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, June 4, 2020 at 8:00 a.m. ET/ 8:00 p.m. Beijing Time. Interested parties may participate

Exhibit 99.1

in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through July 4, 2020, at 8:00 a.m. ET. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 35003 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the effective noon buying rate as of December 31, 2019 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers approximately 883 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 77 distributors in more than 30 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of December 31, 2019. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The consequences of the coronavirus outbreak to economic conditions and the automobile industry in general, and the financial position and operating results of our

Exhibit 99.1

company in particular, have been material in the first quarter of 2020, are changing rapidly, and cannot be predicted. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin@awakenlab.com

- tables follow –

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other
Comprehensive Income
For the three months ended December 31, 2019 and 2018
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	Three Months Ended December 31,
	2018	2019	2019
	RMB' 000	RMB' 000	US$' 000
Revenue	695,401	492,995	70,814
Cost of sales	(624,415)	(476,996)	(68,516)
Gross profit	70,986	15,999	2,298
Other operating income	4,162	4,176	600
Net exchange loss	(359)	(614)	(88)
Selling and distribution costs	(38,925)	(37,458)	(5,381)
Research and development expenses	(12,535)	(14,643)	(2,103)
Administrative expenses	(31,458)	(35,122)	(5,045)
Finance costs	(5,873)	(6,205)	(891)
Loss before taxation	(14,002)	(73,867)	(10,610)
Income tax credit	791	3,545	509

Loss and total comprehensive loss for the period	(13,211)	(70,322)	(10,101)

Loss per share
Basic	(0.06)	(0.34)	(0.05)
Diluted	(0.06)	(0.34)	(0.05)

Loss per ADS
Basic	(0.26)	(1.36)	(0.20)
Diluted	(0.26)	(1.36)	(0.20)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other
Comprehensive Income
For the years ended December 31, 2019 and 2018
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	2018	2019	2019
	RMB' 000	RMB' 000	US$' 000
Revenue	3,149,614	2,493,218	358,128
Cost of sales	(2,779,768)	(2,265,418)	(325,407)
Gross profit	369,846	227,800	32,721
Other operating income	16,089	17,320	2,488
Net exchange gain	1,250	494	71
Selling and distribution costs	(174,774)	(155,308)	(22,309)
Research and development expenses	(51,760)	(56,841)	(8,165)
Administrative expenses	(144,454)	(121,647)	(17,473)
Finance costs	(23,210)	(24,435)	(3,510)
Loss before taxation	(7,013)	(112,617)	(16,177)
Income tax (expense) credit	(969)	7,747	1,113

Loss and total comprehensive Loss for the year	(7,982)	(104,870)	(15,064)

Loss per share
Basic	(0.04)	(0.51)	(0.07)
Diluted	(0.04)	(0.51)	(0.07)

Loss per ADS
Basic	(0.15)	(2.03)	(0.29)
Diluted	(0.15)	(2.03)	(0.29)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31 2018	December 31 2019	December 31 2019
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	172,111	129,641	18,622
Trade and other receivables and prepayments	776,473	596,359	85,662
Prepaid lease payments	9,425	-	-
Pledged bank deposits	33,500	14,900	2,140
Fixed bank deposits with maturity period over three months	290,000	290,000	41,656
Bank balances and cash	933,250	906,840	130,259
Total current assets	2,214,759	1,937,740	278,339

Non-Current Assets
Property, plant and equipment	1,099,003	1,076,731	154,663
Prepaid lease payments	357,599	-	-
Right-of-use assets	-	357,599	51,366
Deposits paid for acquisition of property, plant and equipment	-	61,618	8,851
Deferred tax assets	40,272	54,641	7,848
Intangible assets	17,000	17,000	2,442
Total non-current assets	1,513,874	1,567,589	225,170
Total assets	3,728,633	3,505,329	503,509

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	611,463	410,764	59,003
Amount due to a shareholder	9,911	10,557	1,516
Taxation payable	2,477	982	141
Bank borrowings	473,000	558,000	80,152
Total current liabilities	1,096,851	980,303	140,812

Deferred tax liabilities	86,239	85,150	12,231
Deferred income	6,903	6,106	877
Total non-current liabilities	93,142	91,256	13,108
Total liabilities	1,189,993	1,071,559	153,920

EQUITY
Share capital	136	136	20
Paid in capital	392,076	392,076	56,318
Reserves	2,146,428	2,041,558	293,251
Total equity attributable to owners of the company	2,538,640	2,433,770	349,589
Total equity and liabilities	3,728,633	3,505,329	503,509

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months and year ended December 31, 2019
(RMB and US$ amounts expressed in thousands)

	Three Months Ended		Year Ended
OPERATING ACTIVITIES	December 31, 2019		December 31, 2019
	RMB' 000	US$' 000	RMB' 000	US$' 000
Loss before taxation	(73,867)	(10,610)	(112,617)	(16,177)
Adjustments for:
Depreciation of property plant and equipment	34,689	4,982	136,572	19,617
Depreciation of right-of-use assets	2,356	338	9,425	1,354
Release of deferred income	(199)	(29)	(797)	(114)
Finance costs	6,205	890	24,435	3,510
Interest income	(2,941)	(422)	(11,894)	(1,708)
Loss on disposal of property, plant and equipment	429	62	574	83
Operating cash flows before movements in working capital	(33,328)	(4,789)	45,698	6,565
Decrease in inventories	102,472	14,719	42,470	6,100
(Decrease) increase in trade and other receivables and prepayments	(1,493)	(214)	180,988	25,997
Decrease in trade and other payables and accruals	(68,350)	(9,818)	(208,572)	(29,959)
Cash generated from operations	(699)	(102)	60,584	8,703
Interest received	2,840	408	11,936	1,714
PRC income tax paid	(643)	(92)	(9,571)	(1,375)
NET CASH FROM OPERATING ACTIVITIES	1,498	214	62,949	9,042
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(8,100)	(1,163)	(15,218)	(2,186)
Withdrawal of pledged bank deposits	8,500	1,221	18,600	2,671
Deposits paid for acquisition of property, plant and equipment	(62,824)	(9,024)	(153,568)	(22,059)
Proceeds on disposal of property, plant and equipment	5	1	54	8
Placement of fixed bank deposits with maturity periods over three months	(130,000)	(18,673)	(580,000)	(83,312)
Withdrawal of fixed bank deposits with maturity periods over three months	130,000	18,673	580,000	83,312
NET CASH USED IN INVESTING ACTIVITIES	(62,419)	(8,965)	(150,132)	(21,566)
FINANCING ACTIVITIES
New bank borrowings raised	138,000	19,822	558,000	80,152
Repayment of bank borrowings	(138,000)	(19,822)	(473,000)	(67,942)
Advance from a shareholder	-	-	6,711	964
Repayment to a shareholder	(6,008)	(863)	(6,065)	(871)
Interest paid	(6,138)	(882)	(24,323)	(3,494)
NET CASH (USED IN) FROM FINANCING ACTIVITIES	(12,146)	(1,745)	61,323	8,809
NET DECREASE IN CASH AND CASH EQUIVALENTS	(73,067)	(10,496)	(25,860)	(3,715)
Cash and cash equivalents at beginning of the year	979,989	140,767	933,250	134,053
Effect of foreign exchange rate changes	(82)	(12)	(550)	(79)
Cash and cash equivalents at end of the year	906,840	130,259	906,840	130,259